Contact

www.linkedin.com/in/jason-britton-mba-csfa-093275147 (LinkedIn)

Top Skills

Chief investment officer
Portfolio Management
ESG Investing

Honors-Awards

Certified Sustainability Financial Analyst

Jason Britton, MBA, CSFA

Managing Partner and Chief Investment Officer of the Reflection Companies: Wealth & Asset Management, Private Capital Transactions, Consulting Services, Sports Advisory and Family Office Services.

Charleston, South Carolina Metropolitan Area

Summary

Mr. Britton is a senior financial services executive and adjunct college professor of finance with deep experience in product engineering, portfolio construction, transaction structuring, asset location and thematic investing. He is a published author and thought leader in the investment management industry. His work is widely regarded as pioneering in the practice of designing investment management products and structures across asset classes. In addition to traditional financial services and product development, Mr. Britton is an expert in values-based investments, having advised some of the largest family offices and endowed institutions on the topic, totaling over $10 billion in AUA over his career. He is a process patent holder in the field of investment and portfolio analysis and is a frequent speaker and lecturer at Yale University (his alma mater), the Wharton School, Chicago Booth, UCLA and the MIT Sloan School of Management.

Experience

Reflection Asset Management

President & CIO

March 2016 - Present (9 years 3 months)

Charleston, South Carolina Metropolitan Area

President & CIO of Reflection Asset Management an SEC Registered Investment Advisory firm that provides values-based Asset Management solutions. Currently advising on over $5 Bn in AUA.

College of Charleston

Professor

January 2020 - Present (5 years 5 months)

Charleston, South Carolina

Professor of Impact Investing

School of Business

Reflection Analytics
Chief Executive Officer
March 2016 - Present (9 years 3 months)
Charleston, South Carolina Metropolitan Area

Reflection Analytics' Reflect tool is the only "name-compliant" software
providing an investor-focused rating that scores companies across 18 ESG
sub-themes and offers asset managers the ability to ensure continuous
compliance.

U.S. Trust
Managing Director - Co-Chair of Sustainable Investment Committee - Head Thematic Portfolio Manager
February 2010 - March 2016 (6 years 2 months)
New York, San Francisco, Boston, Chicago, LA

Managing Director- Co-Chair of Sustainability Investment Committee, Architect
and Creator - Head Portfolio Manager for the Proprietary Thematic US equity
and fixed income products known as the Socially Innovative Investing Suite
of Strategies. Assets under advisement and consultation totaled over $2
BN.   Prolific presenter including high impact client events, Aspen Ideas
Festival, author and publishing member of CIO thought leadership team
and adjunct professor and guest lecturer at institutions including MIT, Yale,
UCLA, Kennedy School at Harvard University, University of Chicago, and the
University of Pennsylvania.

Barclays Wealth (Formerly Lehman Brothers)
Vice President
May 2006 - February 2010 (3 years 10 months)
New York/Boston

Head of the Community Investing Team - Product Engineer in ESG Investing

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Education

Yale School of Management
Master of Business Administration - MBA, Investment
Management · (2004 - 2006)

Duke University - The Fuqua School of Business
Certificate of Impact Measurement & Management, Impact Investing · (2021)

Georgetown University

BSBA, Business Administration and Management, General · (August
1995 - May 1999)